UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

 NOTIFICATION OF LATE FILING

SEC File № 333-158946
CUSIP № 86737J 20 6

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D
☐ Form N-SAR ☐ Form N-CSR
For Period Ended: 30 September, 2014
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SUNGAME CORPORATION

Full Name of Registrant

Former Name if Applicable

3091 West Tompkins Avenue

Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada  89103

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has discovered material weaknesses in the Company’s three proceeding periodic reports, the annual report on Form 10K for the period ended December 31, 2013, and filed with the SEC April 15, 2014, and the Company’s quarterly reports for the period ended March 31, 2014, filed with the SEC on May 23, 2014, for the period ended June 30, 2014, filed September 18, 2014 and subsequently amended September 25, 2014, and readers are cautioned not to rely upon those reports. The Company is in the process of restating the aforementioned reports which the Company believes will contain material restatements.

The Company is in the process of preparing and reviewing the financial and other information for its Form 10-Q report for the three months ended September 30, 2014, and does not expect the report will be finalized for filing by the prescribed due date without unreasonable effort or expense.

Moreover, the forthcoming Form 10Q for the period ending September 30, 2014 will not be reviewed by a certifying accountant, as the Company’s certifying accountant resigned effective as of October 31, 2014 and the Company has not had the opportunity to secure a new certifying accountant.

Nevertheless, The Company will file an unreviewed quarterly report for the period ended September 30, 2014 with the best information at the Company’s disposal at this time, although the aforementioned restatements will probably cause subsequent material restatements in all following reports including the forthcoming report for the third quarter, and the Company undertakes the responsibility to file such report no later than five calendar days following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Neil Chandran, CEO	(702)	789-0848
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes       ☑                 No    ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes        ☐                 No    ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

****************

SUNGAME CORPORATION
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2014	By:	/s/ Neil Chandran
Neil Chandran
	Its:	Chief Executive Officer